200 East Randolph Drive Chicago, Illinois 60601
James S. Rowe To Call Writer Directly: 312 861-2191 jrowe@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

November 8, 2006

Via EDGAR Submission and Messenger

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Andrew P. Schoeffler Lesli Sheppard Pamela A. Long Tracey Houser Nili Shah

	Re:	Physicians Formula Holdings, Inc. Amendment No. 6 to Registration Statement on Form S-1 (SEC File No. 333-136913), originally filed August 25, 2006

Ladies and Gentlemen:

Physicians Formula Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 6 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comment raised in your letter to the Company dated November 7, 2006 and to comment #2 raised in your letter to the Company dated October 25, 2006. The Company’s responses below correspond to the caption of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 5 to the Registration Statement on Form S-1 filed on November 7, 2006. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Exhibit 1.1

1.                                       We note clauses (i) and (ii) of Section 11 of the underwriting agreement. These provisions appear to be market-out provisions that, practically speaking, place the risk of the success of your offering on your company and results in the underwriters

London	Los Angeles	New York	San Francisco	Washington, D.C.

 participating upon a “best efforts” basis. Please supplementally explain how this termination right is consistent with a firm commitment offering. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985.

Response: The Company and the underwriters have agreed to revise clauses (i) and (ii) of Section 11 of the form of underwriting agreement filed with the Registration Statement as Exhibit 1.1 by including the words “material adverse” in two places and the word “material” in two places, in response to the Staff’s comment. The Company believes that with these changes, Section 11 of the underwriting agreement, consistent with the First Boston Corporation no-action letter, dated September 3, 1985, does not operate to permit the underwriters to terminate their obligation to purchase the offered securities from the Company based upon (1) the occurrence of nonmaterial events affecting the Company or the securities markets in general, or (2) an inability to market the securities, and that Section 11 of the underwriting agreement is consistent with the requirements of a firm commitment underwriting.

Exhibit 5.1

2.                                       Please have counsel revise opinion (1) to remove the assumption regarding the filing of the amended and restated certificate of incorporation

Response: We have removed the assumption regarding the filing of the amended and restated certificate of incorporation in opinion (1) in response to the Staff’s comment. Please see Exhibit 5.1 to the Amendment.

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (312) 861-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:           Ingrid Jackel

Joseph J. Jaeger

Physicians Formula Holdings, Inc.

Thomas R. Brome

Cravath, Swaine & Moore LLP